MIKE THE PIKE PRODUCTIONS, INC.
9419 East San Salvador, Suite 105-B8
Scottsdale, AZ 85258

March 12, 2015

Via Edgar

Re:         Mike the Pike Productions, Inc.
Amendment No. 2 to Form 10-12G
Filed February 17, 2015
File No. 000-55298

After careful consideration and to whom it may concern:

This letter shall serve as a reply to your letter correspondence, dated February 17, 2015, concerning Mike the Pike Productions, Inc. (the “Company”), and the Amendment No. 2 to Form 10-12G referenced above.

Exhibit 99.1

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

1. Refer to prior comment 13. The date line of the report of the independent registered public accounting firm in the filing has not been corrected to change the reference from Note 11 to Note 12 “Subsequent Events,” as indicated in your response. Please correct the report accordingly.

The requested change has been made.

Notes to the Consolidated Financial Statements, page F-6

Note 7: Stockholders’ Equity/(Deficit), page F-11

2. Refer to prior comment 14. Your response says that you have added the following language to the disclosure, “Each Preferred share has the equivalent number of votes as 1000 (one thousand) shares of common stock”. However, we do not see the added disclosure in your filing. Please revise your disclosure accordingly.

The requested change has been made.

Securities and Exchange Commission
March 12, 2015

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mike the Pike Productions, Inc.

/s/   Mark Newbauer___________
        Mark Newbauer
        President and Chief Executive Officer